SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)

                         Universal International, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   913900403
                                (CUSIP Number)

                                 Andrew Farina
                             99 Cents Only Stores
                        4000 East Union Pacific Avenue
                      City of Commerce, California 90023
                                (213) 980-8145
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 17, 1998
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box ___.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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99 Cents Only Stores hereby amends its original Statement on Schedule 13D
(filed on November 28, 1997) relating to the shares of common stock of Universal International, Inc. (the "Company") as set forth below:


Item 4.   PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and restated in its entirety as follows:

     On November 28, 1997, 99 Cents Only filed a Statement on Schedule 13D reporting the acquisition by 99 Cents Only of 4,500,000 shares of common stock, or 47.9% of the total outstanding shares of common stock of the Company. At that time the purpose for the acquisition was investment and 99 Cents Only had no intention of distributing, selling or otherwise disposing of the shares. However, 99 Cents Only reported that it may from time to time explore the possibility of acquiring additional shares of the common stock of the Company.

     On February 17, 1998, 99 Cents Only issued a press release announcing that it has made a proposal to the Board of Directors of the Company to acquire all of the issued and to-be-issued shares of the common stock of the Company in exchange for shares of common stock of 99 Cents Only. If accepted as proposed, 99 Cents Only would issue to the stockholders of the Company one share of common stock of 99 Cents Only for each 16 outstanding shares of common stock of the Company.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibit is filed with this Amendment No. 1.

          1. Press Release issued by 99 Cents Only Stores, dated February 17, 1998.




          SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          By:        /s/ Andrew Farina
                    -----------------------------
          Name:     Andrew Farina
          Title:    Chief Financial Officer

          Date:     February 18, 1998

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